Annual Report

JUNE 30, 2007

Waddell & Reed Advisors Asset Strategy Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Asset Strategy Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Asset Strategy Fund, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2007



DEAR SHAREHOLDER:

It's been an exceptional year for U.S. equities. The Standard & Poor's 500 Index is up 20.59% for the 12-month period ended June 30, 2007, led by energy and natural resources stocks. Most bond markets, meanwhile, have struggled in recent months. Overall economic growth has been better than most economists and pundits have expected while foreign purchases of U.S. Treasuries have subsided. Globally, interest rates are on the rise.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the fiscal year ended June 30, 2007. We are pleased to report that all equity sectors provided double-digit market returns for the yearly period, with most of the gains coming in the late summer of 2006 and this past spring. Financial stocks were the weakest area of the stock market, reflecting fallout over lending practices in the subprime mortgage market, as well as the prospect of higher interest rates. A year ago, the markets were expecting the Federal Reserve to ease monetary policy in the wake of an economic slowdown. Instead growth, led by exports, may be accelerating.

Tailwinds of growth

Over the past year gasoline prices – a key factor that helps shape consumer confidence – have been on a roller-coaster. Overall, we feel the long-term cost trend for energy is upward given rising global demand for a wide variety of natural resources and continuing concerns about energy supplies and energy-related politics, not just in the Middle East, but in energy-exporting countries from Nigeria to Russia to Venezuela.

Economic Snapshot		
	6-30-2007	6-30-2006
U.S. unemployment rate	4.50%	4.90%
Inflation (U.S. Consumer Price Index)	2.70%	3.40%
U.S. GDP	3.40%	3.10%
30-year fixed mortgage rate	6.63%	6.78%
Oil price per barrel	$70.68	$73.93

Source: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

On balance, the U.S. economic news of the past year has been good, including:

- Corporate profits remained solid, rising around 10 percent
- Inflation remains within the Fed's target (2 percent to 3 percent) range and
- Improving trade and federal deficits.

Our Economic Snapshot chart highlights five selected indicators. Even though headline numbers for items such as inflation and oil can change a great deal from month to month, the economy is in a similar place compared to where it was a year ago – an attractive place to be, in our view. Oil prices are actually a bit lower.

From a historical perspective, we believe that stock prices appear reasonable, especially given corporate profit levels. We see an attractive path ahead for diversified investors for the balance of the calendar year, although one that might be marked by a few unexpected curves. As always, we believe that maintaining a well-rounded portfolio remains an important component of securing your long-term financial future.

Our seven decades of expertise

We are now more than halfway through the Waddell & Reed organization's 70th anniversary year. Since its earliest days under Cameron Reed and Chauncey Waddell, we have focused on effective stock selection through intense fundamental research, coupled with a deep understanding of global markets. Our goal is to help you achieve your long-term financial goals. To that end, we are committed to offering you a financial planning philosophy that emphasizes both participation in positive markets and a strong effort to manage risk.

Thank you for your continued confidence in us.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Managers' Discussion of Asset Strategy Fund

June 30, 2007







Below, Michael L. Avery, Daniel J. Vrabac and Ryan F. Caldwell, portfolio managers of Waddell & Reed Advisors Asset Strategy Fund, Inc., discuss positioning, performance and results for the fiscal year ended June 30, 2007. Mr. Avery and Mr. Vrabac have managed the Fund for 10 years and each have 28 years of industry experience. Mr. Caldwell was named a co-manager in January 2007. He has a decade of industry experience.

The Fund rose 16.77 percent (Class A shares at net asset value) for the 12 months ended June 30, 2007. This was less than the S&P 500 Index (reflecting the performance of large and medium-size U.S. stocks), which climbed 20.59 percent for the same period, but substantially more than the Citigroup Broad Investment Grade Index (generally reflecting the performance of the bond market), which increased 6.08 percent. Cash, as represented by the Citigroup Short-Term Index for 1-Month Certificates of Deposit, returned 5.44 percent for the period. Multiple indexes are shown because the Fund invests in multiple asset classes.

The Fund's peer group, the Lipper Flexible Portfolio Funds Universe Average (reflecting the universe of funds with similar investment objectives), rose 14.31 percent for the 12 months ended June 30, 2007.

Our global rebalancing perspective

Over the past fiscal year, we positioned the Fund to benefit from ongoing global economic rebalancing, and this helped us outpace our peer group. Global rebalancing means that we expect better economic growth in the emerging economies of the world versus the developed economies. Consistent with this thematic approach, we increased the Fund's positions in foreign and U.S. equities that we felt were well-positioned to benefit from this trend. To accomplish this, since June 2006, we reduced both our cash position and our total gold position (gold bullion and gold equities). At the same time,



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar fully aware of geopolitical and market risks, we increased the size of our hedges on the equity, bond, and real estate markets.

Equities remain at the forefront of our asset focus – the place where we believe we are getting the best return for the risk. Bonds, for the most part, appeared overvalued in nearly every sector and every country, in our view. This is true not only because interest rates are still relatively low and credit spreads also remain near all-time lows, but more importantly because we believe global inflation has not peaked, and may not for a considerable time. For the time being, our gold position has been reduced in favor of more currency exposure against the dollar.

From a sector/industry perspective, and consistent with our global rebalancing themes, the Fund's equity positioning differs significantly from the sector/industry composition of the S&P 500, which is made up of U.S.-domiciled securities.

Bond Portfolio Characteristics	
As of 6-30-07	
Average maturity	1.56 years
Effective duration	–0.39 years
Weighted average bond rating	A

A review of our thematic approach

During the past fiscal year, our investment selections reflected several related investment themes and beliefs:

1) Global gross domestic product (GDP) rebalancing is occurring and has picked up momentum.

2) The consequences of growth in developing country per capita incomes will be manifold:

   a) Higher demand and prices globally for energy, electricity and commodities of all types.

   b) Demand growth will put increased pressure on food and water supplies.

   c) Technology is being disseminated to the lowest income levels.

   d) The combination of high savings rates and growing incomes raises the demand for financial services in middle and lower income countries.

3) U.S. debt levels and dependence on foreign capital will continue to erode the value of the dollar compared to other currencies.

These global rebalancing themes have driven our investment strategy for several years now. Yet the sub-themes continue to evolve and impact our overall strategy. We see plenty of opportunities, but at the same time we evaluate the consequences of implied risks.

Due to the risks we see in the markets, we are using futures contracts in an attempt to preserve capital in the event of periods of market decline. The risk to the Fund of using futures as a hedge against a market decline is that they will offset positive performance elsewhere in the Fund should the markets underlying the futures positions rise instead of fall.

Our outlook

We continue to see strong economic growth outside the U.S., particularly in the emerging countries known as the BRICs – Brazil, Russia, India and China. The ascendance of these countries has not only had a positive economic impact on their neighbors, but also on the developed countries and regions like the U.S., Japan and Europe. Although strong economies don't guarantee strong equity markets, in many cases the valuations in these developing markets have been, and remain, compelling, in our view.

Our dual approach is to seek investment opportunities which we believe can take advantage of the economic growth outside the U.S. (which we feel will be stronger than U.S. growth), while implementing strategies that we feel can protect the Fund from geopolitical and market risks.

Top 10 Equity Holdings			
June 30, 2007		**June 30, 2006**	
Company	Sector	Company	Sector
Chicago Mercantile Exchange Holdings Inc.	Financial Services	Chicago Mercantile Exchange Holdings Inc.	Financial Services
Deutsche Borse AG	Financial Services	NYSE Group, Inc.	Business Equipment and Services
China Mobile Limited	Utilities	Newmont Mining Corporation	Raw Materials
BHP Billiton Plc	Raw Materials	Veolia Environment	Utilities
Rio Tinto plc	Raw Materials	Barrick Gold Corporation	Raw Materials
UBS AG	Financial Services	China Life Insurance Company Limited, H Shares	Financial Services
Nintendo Co., Ltd.	Consumer Durables	Toyota Motor Corporation	Consumer Durables
Southern Copper Corporation	Raw Materials	Boeing Company (The)	Technology
Singapore Exchange Limited	Financial Services	Agnico-Eagle Mines Limited	Raw Materials
Baker Hughes Incorporated	Energy	Samsung Electronics Co., Ltd.	Technology

See your advisor or www.waddell.com for more information on the Fund's most recently published Top Ten Holdings.

The fact that our major themes have not changed in awhile does not mean we can construct a portfolio and sit idly by. New opportunities, changes in valuations, ever-changing risks and more current information all have an impact and require continual re-allocations in the Fund. At the same time, we have put in place what we believe are more efficient methods of protecting the downside than simply increasing cash. To supplement our cash position we maintain a sizable non-U.S. dollar currency exposure. There is potential risk to the Fund's performance if the U.S. dollar should happen to generally rise versus other currencies rather than fall. Generally speaking, when the reported economic numbers in the U.S. appear to weaken, the dollar has sold off considerably. We anticipate that this pattern may continue.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed income securities are subject to interest rate risk, and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Waddell & Reed Advisors Asset Strategy Fund, Inc., Class A Shares[1]	$29,352
— — — ·	S&P 500 Index	$18,520
— — —	Citigroup Broad Investment Grade Index	$17,395
— — — ·	Citigroup Short-Term Index for 1 Month Certificates of Deposit. . . .	$14,590
- - - - - - -	Lipper Flexible Portfolio Funds Universe Average	$19,435



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-07	10.05%	11.73%	15.82%	17.01%
5-year period ended 6-30-07	14.67%	14.87%	15.04%	16.44%
10-year period ended 6-30-07	11.98%	—	—	13.05%
Since inception of Class[3] through 6-30-07	—	12.55%	12.66%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-6-99 for Class B shares and 10-5-99 for Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

ASSET STRATEGY FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended June 30, 2007	Beginning Account Value 12-31-06	Ending Account Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,124.20	1.19%	$ 6.27
Class B	1,000	1,119.10	2.05	10.81
Class C	1,000	1,119.00	2.00	10.49
Class Y	1,000	1,126.30	0.89	4.68
Based on 5% Return[2]				
Class A	$1,000	$1,018.90	1.19%	$ 5.96
Class B	1,000	1,014.64	2.05	10.27
Class C	1,000	1,014.88	2.00	9.97
Class Y	1,000	1,020.36	0.89	4.44

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2007, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF ASSET STRATEGY FUND

Portfolio Highlights

On June 30, 2007, Waddell & Reed Advisors Asset Strategy Fund, Inc. had net assets totaling $2,296,759,093 invested in a diversified portfolio of:

49.79%	Foreign Common Stocks and Investment Funds
31.29%	Domestic Common Stocks
7.76%	Cash and Cash Equivalents, Options and Unrealized Loss on Open Forward Currency Contracts
3.35%	Other Government Securities
2.86%	United States Government and Government Agency Obligations
2.60%	Foreign Corporate Debt Securities
2.00%	Gold Bullion
0.35%	Domestic Corporate Debt Securities

As a shareholder of the Fund, for every $100 you had invested on June 30, 2007, your Fund was invested by industry and geographic region, respectively, as follows:

Asset Allocation



Stocks and Investment Funds	**$81.08**
Financial Services Stocks	$19.18
Raw Materials Stocks	$11.93
Utilities Stocks	$10.23
Capital Goods Stocks	$ 9.58
Energy Stocks	$ 7.84
Business Equipment and Services Stocks	$ 5.96
Consumer Nondurables Stocks	$ 5.24
Miscellaneous Stocks	$ 5.21
Consumer Durables Stocks	$ 3.09
Technology Stocks	$ 2.82
Bonds	**$ 9.16**
Foreign Government Bonds	$ 3.35
Corporate Debt Securities	$ 2.95
United States Government and Government Agency Obligations	$ 2.86
Cash and Cash Equivalents, Options and Unrealized Loss on Open Forward Currency Contracts	**$ 7.76**
Gold Bullion	**$ 2.00**

Country Weightings



	North America	**$33.23**
	United States	$31.29
	Other North America[1]	$ 1.94
	Pacific Basin	**$25.31**
	China	$ 8.31
	Other Pacific Basin[2]	$ 6.76
	Singapore	$ 5.18
	Japan	$ 5.06
	Europe	**$22.35**
	Other Europe[3]	$10.34
	Germany	$ 8.45
	United Kingdom	$ 3.56
	Cash and Cash Equivalents, Options and Unrealized Loss on Open Forward Currency Contracts	**$ 7.76**
	Bahamas/Caribbean	**$ 7.04**
	Cayman Islands	$ 5.49
	Other Bahamas/Caribbean[4]	$ 1.55
	South America	**$ 2.02**
	Gold Bullion	**$ 2.00**
	Other[5]	**$ 0.29**

(1) Includes $0.41 Canada and $1.53 Mexico.

(2) Includes $2.59 Australia, $3.11 India, $1.01 Malaysia and $0.05 Vietnam.

(3) Includes $1.12 Finland, $2.12 France, $0.40 Luxembourg, $2.70 Norway, $0.11 Poland, $1.44 Russia and $2.45 Switzerland.

(4) Includes $0.50 Bahamas, $0.89 Bermuda and $0.16 British Virgin Islands.

(5) Includes $0.29 South Africa.

The Investments of Asset Strategy Fund

June 30, 2007

BULLION – 2.00%	Troy Ounces	Value
Gold	70,827	$ 45,991,466
(Cost: $47,433,776)		

COMMON STOCKS	Shares	
Aircraft – 1.70%		
Boeing Company (The)	350,846	33,737,351
Raytheon Company	98,183	5,291,082
		39,028,433
Banks – 2.47%		
China Merchants Bank Co., Limited,		
H Shares (A)*	3,849,500	11,717,068
Housing Development Finance Corporation		
Limited (A).	191,602	5,397,853
ICICI Bank Limited (A)	597,935	14,035,057
Standard Bank Group Limited (A)	472,372	6,570,098
Standard Chartered PLC (A)	584,441	19,130,062
		56,850,138
Business Equipment and Services – 5.78%		
Akamai Technologies, Inc.*	78,832	3,835,571
Bucyrus International, Inc., Class A.	182,819	12,932,616
Ctrip.com International, Ltd.	472,328	37,155,682
Infosys Technologies Limited (A)	181,443	8,598,762
Jacobs Engineering Group Inc.*	390,172	22,438,792
Mitsui & Co., Ltd. (A)	310,000	6,181,117
Renewable Energy Corporation ASA (A)*	1,065,630	41,562,994
		132,705,534
Capital Equipment – 5.61%		
China Shenhua Energy Company Limited,		
H Shares (A)	5,617,500	19,612,972
Deere & Company	88,361	10,668,707
Foster Wheeler Ltd.*	108,285	11,575,666
Joy Global Inc.	219,994	12,842,150
SunPower Corporation, Class A*.	758,438	47,808,139
Suntech Power Holdings Co., Ltd., ADR*	723,039	26,369,232
		128,876,866
Chemicals – Petroleum and Inorganic – 2.36%		
E.I. du Pont de Nemours and Company	383,722	19,508,426
Monsanto Company.	348,645	23,547,483
Yara International ASA (A)	371,058	11,200,421
		54,256,330
Chemicals – Specialty – 0.37%		
Mosaic Company*	217,845	8,500,312

See Notes to Schedule of Investments on pages 24 - 26.

The Investments of Asset Strategy Fund

June 30, 2007

COMMON STOCKS (Continued)	Shares	Value
Coal – 0.91%		
Yanzhou Coal Mining Company Limited,		
Class H (A)*	13,760,000	$ 21,011,664
Communications Equipment – 1.12%		
Nokia Corporation, Series A, ADR.	916,912	25,774,396
Consumer Electronics – 2.43%		
Nintendo Co., Ltd. (A).	152,300	55,786,640
Electrical Equipment – 1.00%		
Siemens AG (A)	159,804	22,937,287
Food and Related – 4.51%		
Archer Daniels Midland Company	750,438	24,831,993
Bunge Limited	431,511	36,462,679
Cermaq ASA (A)	286,500	5,004,197
IOI Corporation Berhad (A)	7,204,500	10,851,093
Kuala Lumpur Kepong Berhad (A).	3,310,550	12,369,615
Marine Harvest ASA (A)*.	3,948,000	4,298,181
Olam International Limited (A)	4,914,000	9,887,389
		103,705,147
Forest and Paper Products – 0.34%		
Pentair, Inc.	201,120	7,757,198
Health Care – Drugs – 0.79%		
Abbott Laboratories	216,489	11,592,986
Shandong Simcere Medgenn Bio-Pharmaceutical		
Company Limited*	465,928	6,574,244
		18,167,230
Hospital Supply and Management – 0.83%		
Wilmar International Limited (A).	9,132,000	18,970,936
Hotels and Gaming – 0.93%		
Las Vegas Sands, Inc.*	278,542	21,277,823
Household – General Products – 0.73%		
Hengan International Group Company Limited (A) . . .	4,726,000	16,802,589
Insurance – Life – 0.54%		
Ping An Insurance (Group) Company of China,		
Ltd., H Shares (A)	1,744,500	12,326,533

See Notes to Schedule of Investments on pages 24 - 26.

The Investments of Asset Strategy Fund

June 30, 2007

COMMON STOCKS (Continued)	Shares	Value
Mining – 7.90%		
BHP Billiton Plc (A)	2,005,000	$ 59,545,535
Cameco Corporation (A)	186,863	9,472,520
Rio Tinto plc (A)	764,970	58,788,309
Southern Copper Corporation	568,102	53,549,295
		181,355,659
Motor Vehicles – 0.66%		
Suzuki Motor Corporation (A)	395,800	11,251,168
Tata Motors Limited (A)	236,889	3,900,332
		15,151,500
Multiple Industry – 1.00%		
Keppel Corporation Limited (A)	756,000	6,173,444
Reliance Industries Limited (A)	402,782	16,827,194
		23,000,638
Non-Residential Construction – 2.97%		
China Communications Construction Company		
Limited, H Shares (A)*	13,999,000	25,064,713
Fluor Corporation	195,920	21,819,610
Kurita Water Industries Ltd. (A)	675,700	21,238,246
		68,122,569
Petroleum – International – 3.66%		
Apache Corporation	284,256	23,192,447
China Petroleum & Chemical Corporation,		
H Shares (A)	23,432,000	25,921,680
Devon Energy Corporation.	286,917	22,462,732
OAO NOVATEK, GDR (A)	237,150	12,331,800
		83,908,659
Petroleum – Services – 3.27%		
Baker Hughes Incorporated	616,967	51,905,434
Transocean Inc.*	219,815	23,295,994
		75,201,428
Real Estate Investment Trust – 1.27%		
Agile Property Holdings Limited (A).	8,092,000	10,597,258
Hongkong Land Holdings Limited (A)	1,972,000	8,874,000
Keppel Land Limited (A).	1,700,000	9,717,459
		29,188,717
Security and Commodity Brokers – 16.17%		
Chicago Mercantile Exchange Holdings Inc. (B)(C) . .	177,435	94,814,167
Deutsche Borse AG (A)	839,216	94,274,789
Goldman Sachs Group, Inc. (The)	98,443	21,337,520
NYMEX Holdings, Inc.	238,400	29,950,192
Nomura Holdings, Inc. (A)	1,110,000	21,636,548
Singapore Exchange Limited (A)	8,302,000	53,150,155
UBS AG	937,059	56,232,911
		371,396,282

See Notes to Schedule of Investments on pages 24 - 26.

The Investments of Asset Strategy Fund

June 30, 2007

COMMON STOCKS (Continued)	Shares	Value
Steel – 1.30%		
Companhia Vale do Rio Doce, ADR	669,600	$ 29,830,680
Timesharing and Software – 0.18%		
Tencent Holdings Limited (A).	1,053,000	4,242,058
Utilities – Electric – 2.12%		
Veolia Environment (A).	621,294	48,797,037
Utilities – Telephone – 8.11%		
America Movil, S.A. de C.V.	539,834	33,431,920
Bharti Airtel Limited (A)*.	564,885	11,600,924
China Mobile Limited (A)	6,871,500	73,775,121
Equinix, Inc.*	249,921	22,872,770
Open Joint Stock Company "Vimpel-Communications", ADR*.	119,948	12,637,721
Reliance Communication Ventures Limited (A)*	862,871	10,968,987
Singapore Telecommunications Limited (A)	9,483,000	21,063,008
		186,350,451
TOTAL COMMON STOCKS – 81.03%		**$1,861,280,734**
(Cost: $1,473,191,835)		
INVESTMENT FUNDS – 0.05%		
Multiple Industry		
Vietnam Azalea Fund Limited (D)(E).	1,100,000	$ 1,100,000
(Cost: $1,320,000)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Banks – 0.18%		
Norilsk Nickel Finance Luxembourg S.A., 7.125%, 9–30–09	$3,000	3,057,300
PT Bank Rakyat Indonesia (Persero), 7.75%, 10–30–13	1,000	1,019,285
		4,076,585
Beverages – 0.11%		
Central European Distribution Corporation, 8.0%, 7–25–12 (F)(G).	EUR1,800	2,600,663

See Notes to Schedule of Investments on pages 24 - 26.

The Investments of Asset Strategy Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Construction Materials – 0.06%		
Interface, Inc.,		
9.5%, 2–1–14	$1,280	$ 1,379,200
Finance Companies – 0.47%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	2,000	2,030,800
C5 Capital (SPV) Limited,		
6.196%, 12–31–49 (H)	3,750	3,716,212
Russian Standard Bank:		
7.5%, 10–7–10	2,000	1,933,320
7.5%, 10–7–10 (H)	950	916,750
Toyota Motor Credit Corporation,		
4.28%, 1–18–15 (I)	2,400	2,133,264
		10,730,346
Food and Related – 0.24%		
Cosan S.A. Industria e Comercio,		
9.0%, 11–1–09	5,150	5,446,125
Forest and Paper Products – 0.06%		
Sino-Forest Corporation,		
9.125%, 8–17–11 (H)	1,325	1,404,500
Homebuilders, Mobile Homes – 0.07%		
Desarrolladora Homex, S.A. de C.V.,		
7.5%, 9–28–15	1,600	1,656,000
Mining – 0.17%		
Vedanta Resources plc,		
6.625%, 2–22–10 (H)	3,900	3,890,250
Motion Pictures – 0.09%		
Cinemark, Inc.,		
0.0%, 3–15–14 (J)	2,200	2,002,000
Motor Vehicles – 0.11%		
Hyundai Motor Company,		
5.3%, 12–19–08 (F)	2,600	2,578,818

See Notes to Schedule of Investments on pages 24 - 26.

The Investments of Asset Strategy Fund

June 30, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Non-Residential Construction – 0.19%		
Odebrecht Overseas Ltd.,		
11.5%, 2–25–09 (F)	$4,130	$ 4,470,725
Steel – 0.16%		
Evraz Group S.A.,		
8.25%, 11–10–15	3,500	3,574,900
Trucking and Shipping – 0.31%		
Ultrapetrol (Bahamas) Limited,		
9.0%, 11–24–14	7,000	7,105,000
Utilities – Electric – 0.49%		
CESP – Companhia Energetica de Sao Paulo,		
9.75%, 1–15–15 (F)(G)	BRL14,000	8,376,340
Empresa Nacional de Electricidad S.A.,		
7.75%, 7–15–08	$2,800	2,856,160
		11,232,500
Utilities – Telephone – 0.24%		
Open Joint Stock Company Mobile TeleSystems,		
9.75%, 1–30–08	3,050	3,104,595
Open Joint Stock Company "Vimpel-		
Communications",		
8.0%, 2–11–10	2,450	2,519,580
		5,624,175
TOTAL CORPORATE DEBT SECURITIES – 2.95%		$ 67,771,787
(Cost: $65,348,651)		
OTHER GOVERNMENT SECURITIES – 3.35%		
Germany		
Bundesschatzanweisungen Federal Treasury Note,		
3.0%, 3–14–08 (G)	EUR57,300	$ 76,841,793
(Cost: $73,105,194)		

See Notes to Schedule of Investments on pages 24 - 26.

The Investments of Asset Strategy Fund

June 30, 2007

PUT OPTIONS	Number of Contracts	Value
Archer Daniels Midland Company, August 31.5, Expires 8–20–07	7,505	$ 586,140
Corporate Executive Board Company (The) Collar, August 60, Expires 8–20–07	801	100,606
TOTAL PUT OPTIONS – 0.03%		**$ 686,746**
(Cost: $518,464)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	
Mortgage-Backed Obligations – 1.23%		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO (Interest Only):		
5.5%, 9–15–17	$4,009	642,704
5.0%, 11–15–17	2,039	239,761
5.0%, 4–15–19	2,440	358,673
5.0%, 4–15–19	1,195	174,588
5.0%, 2–15–20	1,133	6,032
5.0%, 7–15–21	2,264	117,875
5.0%, 6–15–22	1,596	36,817
5.0%, 7–15–22	7,276	175,233
5.0%, 11–15–22	1,452	229,057
5.0%, 1–15–23	1,666	49,420
5.5%, 3–15–23	2,576	518,525
5.0%, 4–15–23	1,223	71,383
5.0%, 5–15–23	2,157	349,796
5.0%, 8–15–23	1,599	276,888
5.5%, 11–15–23	8,649	442,537
5.5%, 11–15–23	3,576	205,513
5.0%, 9–15–24	3,614	223,456
5.5%, 9–15–24	1,914	117,750
5.5%, 4–15–25	1,030	77,400
5.5%, 4–15–25	515	64,791
5.0%, 9–15–25	5,458	389,304
5.5%, 10–15–25	8,908	1,860,006
5.0%, 4–15–26	6,465	486,007
5.0%, 10–15–28	2,054	400,485
5.5%, 2–15–30	1,632	182,660
5.0%, 8–15–30	2,823	289,564
5.5%, 3–15–31	2,158	295,326
5.5%, 10–15–32	5,672	1,153,270
5.5%, 5–15–33	4,091	1,050,275
6.0%, 11–15–35	3,087	711,160

See Notes to Schedule of Investments on pages 24 - 26.

The Investments of Asset Strategy Fund

June 30, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Federal National Mortgage Association Agency REMIC/CMO (Interest Only):		
5.5%, 11–25–17	$2,399	$ 164,085
5.0%, 5–25–22	1,428	205,853
5.0%, 7–25–23	11,619	2,081,536
5.0%, 8–25–23	3,683	638,779
5.0%, 11–25–23	2,967	542,291
5.5%, 9–25–25	1,413	83,932
5.5%, 11–25–25	4,070	237,527
5.0%, 9–25–30	5,014	758,437
5.5%, 6–25–33	3,026	631,235
5.5%, 8–25–33	6,307	1,331,413
5.5%, 12–25–33	5,043	1,081,069
5.5%, 4–25–34	7,698	1,858,938
5.5%, 11–25–36	7,919	2,124,829
Government National Mortgage Association Agency REMIC/CMO (Interest Only):		
5.0%, 1–20–30	5,163	549,186
5.0%, 6–20–31	5,086	699,318
5.5%, 3–20–32	3,580	606,961
5.0%, 7–20–33	1,195	243,404
5.5%, 11–20–33	4,792	868,206
5.5%, 6–20–35	3,110	743,839
5.5%, 7–20–35	2,608	387,894
5.5%, 7–20–35	2,083	482,921
5.5%, 10–16–35	3,301	815,235
		28,333,144
Treasury Inflation Protected Obligations – 1.63%		
United States Treasury Notes:		
3.875%, 1–15–09 (K)	6,150	7,874,253
2.375%, 4–15–11 (K)	7,800	8,033,377
2.0%, 1–15–14 (K)	20,000	21,499,658
		37,407,288
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 2.86%		**$ 65,740,432**

(Cost: $64,201,780)

See Notes to Schedule of Investments on pages 24 - 26.

The Investments of Asset Strategy Fund

June 30, 2007

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – (0.30%)	Face Amount in Thousands	Value
Chinese Yuan Renminbi, 11–9–07 (G)	CNY345,000	$ 108,785
Chinese Yuan Renminbi, 11–9–07 (G)	470,000	(70,520)
Chinese Yuan Renminbi, 11–16–07 (G)	44,000	4,805
Chinese Yuan Renminbi, 11–16–07 (G)	618,000	(234,069)
Chinese Yuan Renminbi, 12–6–07 (G)	400,000	34,280
Euro, 1–10–08 (G)	EUR50,350	1,538,759
Euro, 1–10–08 (G)	17,150	(151,669)
Japanese Yen, 1–10–08 (G).	JPY1,020,000	27,080
Japanese Yen, 1–10–08 (G).	20,975,000	(9,226,351)
Russian Ruble, 6–16–08 (G)	RUB1,200,000	398,002
Russian Ruble, 6–25–08 (G)	1,740,000	449,642
Singapore Dollar, 8–21–07 (G)	SGD26,000	219,103
		$ (6,902,153)

SHORT-TERM SECURITIES	Principal Amount in Thousands	

Commercial Paper

Beverages – 0.95%
PepsiCo, Inc.:

5.33%, 7–2–07	$10,343	10,341,469
5.27%, 7–10–07	11,450	11,434,915
		21,776,384

Capital Equipment – 1.08%
Caterpillar Inc.:

5.32%, 7–2–07	15,000	14,997,783
5.32%, 7–3–07	9,864	9,861,085
		24,858,868

Finance Companies – 0.87%
General Electric Capital Corporation,

5.26%, 7–2–07	20,000	19,997,078

Health Care – Drugs – 0.87%
Abbott Laboratories,

5.26%, 7–13–07	20,000	19,964,933

Household – General Products – 0.30%
Procter & Gamble Company (The),

5.26%, 8–20–07	7,000	6,948,861

Multiple Industry –0.47%
Honeywell International Inc.,

5.31%, 7–2–07	10,775	10,773,411

See Notes to Schedule of Investments on pages 24 - 26.

The Investments of Asset Strategy Fund

June 30, 2007

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Security and Commodity Brokers – 0.44%		
Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)),		
5.35%, 7–2–07	$10,031	$ 10,029,509
Total Commercial Paper – 4.98%		114,349,044
Municipal Obligations – Taxable		
California – 0.44%		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Atlantic Richfield Company Project), Series 1997 (Taxable), (BP p.l.c.),		
5.3%, 8–2–07	10,000	10,000,000
Colorado – 0.15%		
Sheridan Redevelopment Agency, Variable Rate Tax Increment Revenue Bonds (South Santa Fe Drive Corridor Redevelopment Project), Taxable Series 2007A–2 (Citibank, N.A.),		
5.32%, 7–5–07 (I)	3,500	3,500,000
Indiana – 0.32%		
Ball State University Foundation, Inc., Variable Rate Demand Notes, Series 2001 (Taxable), (U.S. Bank National Association),		
5.4%, 7–2–07 (I)	7,450	7,450,000
Iowa – 0.19%		
Iowa Finance Authority, Taxable Variable Rate Demand Health Facilities Revenue Bonds (St. Luke's Health Foundation of Sioux City, Iowa Project), Series 2006 (General Electric Capital Corporation),		
5.35%, 7–5–07 (I)	4,300	4,300,000

See Notes to Schedule of Investments on pages 24 - 26.

The Investments of Asset Strategy Fund

June 30, 2007

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Municipal Obligations – Taxable (Continued)		
Minnesota – 0.30%		
City of Plymouth, Minnesota, Health Facilities Revenue Bonds, WestHealth Taxable Bonds, Series 1994B (Financial Security Assurance Inc.),		
5.35%, 7–5–07 (I)	$ 6,900	$ 6,900,000
Total Municipal Obligations – Taxable – 1.40%		32,150,000
Notes		
Finance Companies – 0.20%		
ETC Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2003 (U.S. Bank National Association),		
5.4%, 7–2–07 (I)	4,525	4,525,000
Health Care – General – 0.33%		
Tallahassee Orthopedic Center, L.C., Incremental Taxable Variable Rate Demand Bonds, Series 2004 (Wachovia Bank, N.A.),		
5.32%, 7–5–07 (I)	5,355	5,355,000
Waukesha Health Systems, Inc., Taxable Adjustable Demand Revenue Bonds, Series 1996 (Bank One, N.A),		
5.35%, 7–5–07 (I)	2,375	2,375,000
		7,730,000
Total Notes- 0.53%		12,255,000
United States Government Obligation – 0.36%		
Overseas Private Investment Corporation,		
5.35%, 7–4–07 (I)	8,163	8,162,791
TOTAL SHORT-TERM SECURITIES – 7.27%		$ 166,916,835
(Cost: $166,916,835)		
TOTAL INVESTMENT SECURITIES – 99.24%		$2,279,427,640
(Cost: $1,892,036,535)		
CASH[(B)] AND OTHER ASSETS, NET OF LIABILITIES – 0.76%		17,331,453
NET ASSETS – 100.00%		$2,296,759,093

See Notes to Schedule of Investments on pages 24 - 26.

The Investments of Asset Strategy Fund

June 30, 2007

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

The following credit default swap agreements were outstanding at June 30, 2007. (See Note 8 to financial statements):

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Appreciation (Depreciation)
Bear Stearns:	CMBX BBB 7.1	2.0%	12–13–49	$3,600,000	$ 139,946
	CMBX BBB 7.1	2.0%	12–13–49	3,600,000	134,966
Goldman Sachs:	CMBX BBB 7.1	2.0%	12–13–49	5,500,000	206,198
	CMBX BBB 7.1	2.0%	12–13–49	3,600,000	134,966
Merrill Lynch International	CMBX BBB 7.1	2.0%	12–13–49	5,500,000	229,042
Lehman Brothers	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	12,000,000	(598,657)
Merrill Lynch International	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	12,000,000	(620,126)
Morgan Stanley	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	24,000,000	(1,231,666)
Goldman Sachs	Dow Jones CDX Emerging Markets Series 7	1.25%	6–20–12	20,400,000	(102,517)
Lehman Brothers:	Dow Jones CDX Emerging Markets Series 7	1.25%	6–20–12	20,000,000	(100,512)
	Dow Jones CDX Emerging Markets Series 7	1.25%	6–20–12	12,800,000	76,767
	Dow Jones CDX Emerging Markets Series 7	1.25%	6–20–12	4,700,000	28,188
Morgan Stanley	Dow Jones CDX Emerging Markets Series 7	1.25%	6–20–12	7,100,000	42,582
Bear Stearns	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	16,400,000	872,728
Lehman Brothers	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	65,600,000	(950,837)
Merrill Lynch International:	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	29,600,000	(429,036)
	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	22,600,000	(301,360)
	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	12,000,000	822,928
Morgan Stanley:	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	38,000,000	(550,790)
	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	14,200,000	(189,350)
	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	16,800,000	1,152,101

Notes to Schedule of Investments (Continued)

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Appreciation (Depreciation)
Goldman Sachs	Dow Jones CDX North America High Yield Series 8	2.75%	6–20–12	$3,300,000	$ (62,410)
Lehman Brothers	Dow Jones CDX North America High Yield Series 8	2.75%	6–20–12	3,750,000	(70,920)
Morgan Stanley	Dow Jones CDX North America High Yield Series 8	2.75%	6–20–12	3,750,000	(70,920)
Bear Stearns	Federative Republic of Brazil	1.04%	3–20–12	11,900,000	(172,336)
Goldman Sachs:	Federative Republic of Brazil	1.04%	3–20–12	12,400,000	(179,577)
	Federative Republic of Brazil	0.7%	5–20–12	4,000,000	1,799
Morgan Stanley:	Federative Republic of Brazil	1.89%	6–20–11	16,000,000	(741,056)
	Federative Republic of Brazil	0.94%	4–20–12	20,200,000	(202,309)
Goldman Sachs:	LCDX Series 8	1.2%	6–20–12	14,500,000	458
	LCDX Series 8	1.2%	6–20–12	7,300,000	(50,919)
Bear Stearns	Republic of Turkey	1.91%	3–20–12	9,900,000	(216,645)
Goldman Sachs:	Republic of Turkey	1.93%	3–20–12	9,900,000	(224,583)
	Republic of Turkey	1.92%	3–20–12	10,600,000	(236,230)
	Republic of Turkey	1.76%	4–20–12	20,200,000	(303,569)
Lehman Brothers:	Republic of Turkey	1.9%	3–20–12	9,900,000	(212,660)
	Republic of Turkey	1.56%	5–20–12	4,000,000	(23,938)
					$(4,000,254)

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Cash and security serve as collateral for the following open futures contracts at June 30, 2007. (See Note 7 to financial statements):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
Nasdaq 100 E-Mini	Short	9–21–07	2,890	$113,056,800	$(1,624,866)
Russell 2000 E-Mini	Short	9–21–07	1,283	108,041,430	(1,688,923)
S&P 500 E-Mini	Short	9–21–07	1,443	109,336,110	195,039
				$330,434,340	$(3,118,750)

Notes to Schedule of Investments (Continued)

(C) Security serves as cover for the following written call option outstanding as of June 30, 2007. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Premium Received	Market Value
Corporate Executive Board Company (The) Collar	801	$ 143,379	$ 97,161

(D) Deemed to be an affiliate due to the Fund having at least 5% of the voting securities.

(E) Restricted security. At June 30, 2007, the total value of restricted securities were owned:

Security	Acquisition Date	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–28–07	1,100,000	$1,320,000	$1,100,000

The total market value of restricted securities represents approximately 0.05% of net assets at June 30, 2007.

(F) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $18,026,546 or 0.78% of net assets.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CNY – Chinese Yuan Renminbi, EUR – Euro, JPY – Japanese Yen, RUB – Russian Ruble, SGD – Singapore Dollar).

(H) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $9,927,712 or 0.43% of net assets.

(I) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2007.

(J) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

(K) The interest rate for these securities are a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

ASSET STRATEGY FUND
June 30, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $1,843,283)	$2,232,336
Bullion (cost – $47,434)	45,992
Affiliated Company (cost – $1,320) (Note 9)	1,100
	2,279,428
Cash	111
Cash denominated in foreign currencies (cost – $6,138)	6,138
Deposit with brokers for swaps (Note 8)	7,203
Unrealized appreciation on swap agreements (Note 8)	3,843
Amortized swap premiums paid (Note 8)	1,253
Receivables:	
Dividends and interest	6,174
Investment securities sold	4,413
Fund shares sold	3,808
Variation margin (Note 7)	540
Initial margin – futures (Note 7)	2,458
Prepaid and other assets	119
Total assets	2,315,488

LIABILITIES

Unrealized depreciation on swap agreements (Note 8)	7,843
Payable to Fund shareholders	4,817
Amortized swap premiums received (Note 8)	2,047
Payable for investment securities purchased	977
Accrued shareholder servicing (Note 2)	418
Accrued service fee (Note 2)	411
Outstanding written options at market (premium received – $143) (Note 6)	97
Accrued management fee (Note 2)	83
Payable for variation margin (Note 7)	43
Accrued accounting services fee (Note 2)	22
Accrued distribution fee (Note 2)	16
Other	1,955
Total liabilities	18,729
Total net assets	$2,296,759

See Notes to Financial Statements.

Statement of Assets and Liabilities

ASSET STRATEGY FUND

June 30, 2007

(In Thousands, Except for Per Share Amounts) *(Continued)*

NET ASSETS	
$0.01 par value capital stock:	
Capital stock	$ 2,173
Additional paid-in capital	1,791,171
Accumulated undistributed income:	
Accumulated undistributed net investment income	18,342
Accumulated undistributed net realized gain on investment transactions	105,151
Net unrealized appreciation in value of investments	379,922
Net assets applicable to outstanding units of capital	$2,296,759
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.59
Class B	$10.43
Class C	$10.44
Class Y	$10.61
Capital shares outstanding:	
Class A	193,506
Class B	14,090
Class C	8,352
Class Y	1,366
Capital shares authorized	1,000,000

See Notes to Financial Statements.

Statement of Operations

ASSET STRATEGY FUND
For the Fiscal Year Ended June 30, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$ 31,360
Dividends (net of foreign withholding taxes of $1,294)	17,927
Total income	49,287
Expenses (Note 2):	
Investment management fee.	12,849
Service fee:	
Class A	4,152
Class B	324
Class C	188
Shareholder servicing:	
Class A	3,453
Class B	410
Class C	202
Class Y	15
Distribution fee:	
Class A	78
Class B	973
Class C	564
Custodian fees.	445
Accounting services fee	260
Legal fees	130
Audit fees.	26
Other	608
Total	24,677
Less waiver of investment management fee (Notes 2 and 10)	(75)
Total expenses.	24,602
Net investment income	24,685

See Notes to Financial Statements.

Statement of Operations

ASSET STRATEGY FUND
For the Fiscal Year Ended June 30, 2007
(In Thousands) *(Continued)*

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	240,177
Realized net loss on futures contracts	(101,072)
Realized net gain on written options.	507
Realized net loss on swap agreements	(3,207)
Realized net loss on forward currency contracts	(838)
Realized net gain on foreign currency exchange transactions.	872
Realized net gain on investments	136,439
Unrealized appreciation in value of securities during the period*	176,303
Unrealized depreciation in value of futures contracts during the period	(3,119)
Unrealized appreciation in value of written options during the period	46
Unrealized depreciation in value of swap agreements during the period	(3,529)
Unrealized depreciation in value of forward currency contracts during the period	(11,036)
Unrealized appreciation in value of foreign currency exchange transactions during the period.	22
Unrealized appreciation in value of investments during the period	158,687
Net gain on investments.	295,126
Net increase in net assets resulting from operations	$319,811

*Includes $220 in depreciation of affiliated security.

Statement of Changes in Net Assets

ASSET STRATEGY FUND

(In Thousands)

	For the fiscal year ended June 30,	
	2007	**2006**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 24,685	$ 7,099
Realized net gain on investments	136,439	230,490
Unrealized appreciation.	158,687	111,320
Net increase in net assets resulting from operations.	319,811	348,909
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(3,936)	(3,106)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(36)	(20)
Realized gains on investment transactions:		
Class A	(221,351)	(25,723)
Class B	(17,170)	(2,626)
Class C	(9,921)	(1,107)
Class Y	(1,051)	(115)
	(253,465)	(32,697)
Capital share transactions (Note 5)	629,787	525,304
Total increase	696,133	841,516
NET ASSETS		
Beginning of period.	1,600,626	759,110
End of period.	$2,296,759	$1,600,626
Undistributed net investment income	$ 18,342	$ 3,858

(1)See "Financial Highlights" on pages 32 - 35.

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$10.49	$ 7.80	$6.82	$6.41	$6.27
Income from investment operations:					
Net investment income	0.12	0.06	0.06	0.04	0.07
Net realized and unrealized gain on investments.	1.45	2.92	1.08	0.44	0.14
Total from investment operations	1.57	2.98	1.14	0.48	0.21
Less distributions:					
From net investment income	(0.03)	(0.03)	(0.06)	(0.07)	(0.07)
From capital gains.	(1.44)	(0.26)	(0.10)	(0.00)	(0.00)
Total distributions	(1.47)	(0.29)	(0.16)	(0.07)	(0.07)
Net asset value, end of period.	$10.59	$10.49	$7.80	$6.82	$6.41
Total return[1]	16.77%	38.80%	16.88%	7.49%	3.30%
Net assets, end of period (in millions)	$2,048	$1,409	$652	$472	$438
Ratio of expenses to average net assets including expense waiver	1.20%	1.23%	1.33%	1.37%	1.36%
Ratio of net investment income to average net assets including expense waiver	1.39%	0.72%	0.88%	0.62%	1.13%
Ratio of expenses to average net assets excluding expense waiver	1.20%[2]	1.23%[3]	1.33%[3]	1.37%[3]	1.36%[3]
Ratio of net investment income to average net assets excluding expense waiver	1.39%[2]	0.72%[3]	0.88%[3]	0.62%[3]	1.13%[3]
Portfolio turnover rate.	118%	116%	72%	206%	122%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) The Fund's waiver provides no impact to the ratios due to rounding.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2007	2006	2005	2004	2003
Net asset value, beginning of period	$10.41	$ 7.78	$6.82	$6.40	$6.27
Income (loss) from investment operations:					
Net investment income (loss)	0.05	(0.01)	(0.00)	(0.02)	0.01
Net realized and unrealized gain on investments.	1.41	2.90	1.07	0.44	0.13
Total from investment operations	1.46	2.89	1.07	0.42	0.14
Less distributions:					
From net investment income	(0.00)	(0.00)	(0.01)	(0.00)*	(0.01)
From capital gains.	(1.44)	(0.26)	(0.10)	(0.00)	(0.00)
Total distributions	(1.44)	(0.26)	(0.11)	(0.00)*	(0.01)
Net asset value, end of period	$10.43	$10.41	$7.78	$6.82	$6.40
Total return	15.73%	37.60%	15.77%	6.63%	2.25%
Net assets, end of period (in millions)	$147	$120	$76	$62	$55
Ratio of expenses to average net assets including expense waiver	2.07%	2.10%	2.22%	2.27%	2.26%
Ratio of net investment income (loss) to average net assets including expense waiver	0.51%	–0.18%	–0.02%	–0.28%	0.23%
Ratio of expenses to average net assets excluding expense waiver	2.07%[1]	2.10%[2]	2.22%[2]	2.27%[2]	2.26%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver	0.51%[1]	–0.18%[2]	–0.02%[2]	–0.28%[2]	0.23%[2]
Portfolio turnover rate	118%	116%	72%	206%	122%

*Not shown due to rounding.
[1] The Fund's waiver provides no impact to the ratios due to rounding.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$10.41	$ 7.78	$6.82	$6.40	$6.27
Income (loss) from investment operations:					
Net investment income (loss)	0.05	(0.01)	(0.00)	(0.01)	0.01
Net realized and unrealized gain on investments.	1.42	2.90	1.07	0.44	0.13
Total from investment operations	1.47	2.89	1.07	0.43	0.14
Less distributions:					
From net investment income	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)
From capital gains.	(1.44)	(0.26)	(0.10)	(0.00)	(0.00)
Total distributions	(1.44)	(0.26)	(0.11)	(0.01)	(0.01)
Net asset value, end of period.	$10.44	$10.41	$7.78	$6.82	$6.40
Total return	15.82%	37.60%	15.79%	6.71%	2.30%
Net assets, end of period (in millions)	$87	$65	$28	$20	$18
Ratio of expenses to average net assets including expense waiver	2.02%	2.06%	2.18%	2.22%	2.18%
Ratio of net investment income (loss) to average net assets including expense waiver	0.56%	–0.11%	0.04%	–0.23%	0.31%
Ratio of expenses to average net assets excluding expense waiver	2.02%[1]	2.06%[2]	2.18%[2]	2.22%[2]	2.18%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver	0.56%[1]	–0.11%[2]	0.04%[2]	–0.23%[2]	0.31%[2]
Portfolio turnover rate.	118%	116%	72%	206%	122%

[1] The Fund's waiver provides no impact to the ratios due to rounding.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$10.51	$ 7.80	$6.82	$6.41	$6.27
Income from investment operations:					
Net investment income	0.12	0.09	0.09	0.07	0.09
Net realized and unrealized gain on investments.	1.47	2.93	1.08	0.44	0.14
Total from investment operations	1.59	3.02	1.17	0.51	0.23
Less distributions:					
From net investment income	(0.05)	(0.05)	(0.09)	(0.10)	(0.09)
From capital gains.	(1.44)	(0.26)	(0.10)	(0.00)	(0.00)
Total distributions	(1.49)	(0.31)	(0.19)	(0.10)	(0.09)
Net asset value, end of period	$10.61	$10.51	$7.80	$6.82	$6.41
Total return	17.01%	39.30%	17.33%	7.92%	3.69%
Net assets, end of period (in millions)	$15	$7	$3	$2	$2
Ratio of expenses to average net assets including expense waiver	0.91%	0.92%	0.94%	0.97%	0.96%
Ratio of net investment income to average net assets including expense waiver	1.75%	1.03%	1.27%	1.03%	1.49%
Ratio of expenses to average net assets excluding expense waiver	0.91%[1]	0.92%[2]	0.94%[2]	0.97%[2]	0.96%[2]
Ratio of net investment income to average net assets excluding expense waiver	1.75%[1]	1.03%[2]	1.27%[2]	1.03%[2]	1.49%[2]
Portfolio turnover rate	118%	116%	72%	206%	122%

[1] The Fund's waiver provides no impact to the ratios due to rounding.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2007

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Asset Strategy Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide a high total return over the long term through investments in stocks, bonds and short-term instruments. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. **Forward foreign currency exchange contracts** – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the U.S. dollar. The Fund uses Forward Contracts to attempt to reduce the overall risk of its investments as well as for investment purposes.

E. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

F. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At June 30, 2007, $7,101,356 was reclassified between accumulated undistributed net investment income and accumulated undistributed net realized gain on investment transactions. Net income, additional paid-in capital and net assets were not affected by these changes.

G. **New Accounting Pronouncements** – In June 2006, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), was issued and is effective on the last business day of the semiannual reporting period for fiscal years beginning after December 15, 2006. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. Management has concluded that the adoption of FIN 48 will not result in a material impact on the Fund's net assets, results of operations and financial statement disclosures. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS No. 157 during 2008 and its potential impact, if any, on the Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 10), the fee is as follows: 0.69% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion. During the fiscal year ended June 30, 2007, the amount waived was $74,794.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5792 for each shareholder account which was non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce those fees if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $11,211,658. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended June 30, 2007, W&R received $8,779, $107,522 and $24,529 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $7,125,278 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended June 30, 2007, the Fund paid Directors' regular compensation of $88,957, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $2,245,933,587, while proceeds from maturities and sales aggregated $1,739,791,511. Included in these amounts is the initial purchase of an affiliated company of $1,320,000. No shares of affiliates were sold and no distributions were received during the period. Purchases of options aggregated $1,056,088, while proceeds from sales of options aggregated $128,838. Purchases of short-term securities and U.S. government obligations aggregated $18,326,239,582 and $33,650,250, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $18,538,107,841 and $7,234,636 respectively. Purchases of gold bullion aggregated $98,196,429. Proceeds from sales of gold bullion aggregated $134,165,666.

For Federal income tax purposes, cost of investments owned at June 30, 2007 was $1,885,848,728, resulting in net unrealized appreciation of $393,578,912, of which $409,428,289 related to appreciated securities and $15,849,377 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2007 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$ 43,390,733
Distributed ordinary income	54,028,802
Undistributed ordinary income	43,214,363
Realized long-term capital gains	98,401,992
Distributed long-term capital gains	199,436,274
Undistributed long-term capital gains	66,128,549
Capital loss carryover	—
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended June 30,	
	2007	**2006**
Shares issued from sale of shares:		
Class A	63,204	62,284
Class B	2,588	2,741
Class C	2,734	3,344
Class Y	779	367
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	23,648	3,179
Class B	1,835	290
Class C	1,054	122
Class Y	115	15
Shares redeemed:		
Class A	(27,700)	(14,658)
Class B	(1,861)	(1,286)
Class C	(1,675)	(859)
Class Y	(161)	(151)
Increase in outstanding capital shares	64,560	55,388

(Continued)	For the fiscal year ended June 30,	
	2007	2006
Value issued from sale of shares:		
Class A	$634,849	$592,956
Class B	25,785	25,935
Class C	27,236	31,896
Class Y	7,643	3,613
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	222,096	28,578
Class B	17,050	2,610
Class C	9,804	1,096
Class Y	1,087	135
Value redeemed:		
Class A	(278,665)	(139,899)
Class B	(18,682)	(12,067)
Class C	(16,757)	(8,087)
Class Y	(1,659)	(1,462)
Increase in outstanding capital	$629,787	$525,304

NOTE 6 – Options

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. When a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

Transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2006	—	$ —
Options written	5,278	734,262
Options terminated in closing purchase transactions	(4,286)	(448,110)
Options exercised	(—)	(—)
Options expired	(191)	(142,773)
Outstanding at June 30, 2007	801	$143,379

NOTE 7 – Futures

No price is paid upon entering into a futures contract. Instead, upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or liquid securities equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

NOTE 8 – Swaps

The Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. The Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. The Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. The Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which the Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor or a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 9 - Commitments

In connection with the Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $9,900,000 if and when VAF requests such contributions or draw downs. The total commitment is limited to $11,000,000. At June 30, 2007, the Fund had made its first contribution of $1,100,000.

NOTE 10 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Fund, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Asset Strategy Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Asset Strategy Fund, Inc. (the "Fund"), as of June 30, 2007, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2007, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Asset Strategy Fund, Inc. as of June 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2007

Income Tax Information

The amounts of the distributions below, multiplied by the number of shares owned by you on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

| | | PER-SHARE AMOUNTS REPORTABLE AS: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
			Class A				
9-13-06	$0.02700	$0.00330	$0.02370	$ —	$0.00130	$0.02570	$ —
12-13-06	1.44040	0.03530	0.25370	1.15140	0.01380	0.27520	1.15140
3-14-07	—	—	—	—	—	—	—
6-13-07	—	—	—	—	—	—	—
Total	$1.46740	$0.03860	$0.27740	$1.15140	$0.01510	$0.30090	$1.15140
			Class B				
9-13-06	$ —	$ —	$ —	$ —	$ —	$ —	$ —
12-13-06	1.44040	0.03530	0.25370	1.15140	0.01380	0.27520	1.15140
3-14-07	—	—	—	—	—	—	—
6-13-07	—	—	—	—	—	—	—
Total	$1.44040	$0.03530	$0.25370	$1.15140	$0.01380	$0.27520	$1.15140
			Class C				
9-13-06	$ —	$ —	$ —	$ —	$ —	$ —	$ —
12-13-06	1.44040	0.03530	0.25370	1.15140	0.01380	0.27520	1.15140
3-14-07	—	—	—	—	—	—	—
6-13-07	—	—	—	—	—	—	—
Total	$1.44040	$0.03530	$0.25370	$1.15140	$0.01380	$0.27520	$1.15140
			Class Y				
9-13-06	$0.05000	$0.00610	$0.04390	$ —	$0.00240	$0.04760	$ —
12-13-06	1.44040	0.03530	0.25370	1.15140	0.01380	0.27520	1.15140
3-14-07	—	—	—	—	—	—	—
6-13-07	—	—	—	—	—	—	—
Total	$1.49040	$0.04140	$0.29760	$1.15140	$0.01620	$0.32280	$1.15140

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors Asset Strategy Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (22 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc. (21 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed/ Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (16 portfolios) and Ivy Funds, Inc. (12 portfolios).

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly-owned subsidiaries, including the funds' investment advisor, WRIMCO; the funds' principal underwriter, W&R; and the funds' transfer agent, WRSCO, as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly-owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 Age: 67	Director since 2007	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present); Member of Kansas Board of Regents	Director of Guaranty State Bank & Trust Co., Director of Guaranty, Inc.; Trustee, Kansas Public Retirement System; Director of Ivy Funds, Inc.; Trustee of Ivy Funds
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 Age: 59	Director since 1997	Professor of Law, Washburn School of Law (1973 to present); Formerly, Dean, Washburn School of Law (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 Age: 68	Director since 1997	President and Director, JoDill Corp. (1965 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (Financial Services); President, Liberty Memorial Association (WWI National Museum); Director, Northland Betterment Commission
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 Age: 74	Director since 1998 Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (until 2006); Professor, University of Utah (until 2005)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Director since 1998	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma School of Law (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present); LSQ Manager, Inc. (since 2007)	Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization; Director, Norman Economic Development Coalition; Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 Age: 87	Director since 1994	Shareholder, Gilliland & Hayes, P.A., a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 83	Director since 1994	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC	Chairman and CEO, Wellness Council of America; Member, Advisory Council of the Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shalton Flanigan Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 Age: 54	Director since 1996	Shareholder/Director, Polsinelli Shalton Flanigan Suelthaus, L.P., a law firm (1980 to present)	Director, Columbian Bank & Trust
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds

INTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 Age: 53	Director since 2007	Director, Executive Vice President and Chief Investment Officer of WRIMCO; Senior Vice President and Chief Investment Officer of WDR	Director of IICO
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Director since 1998 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 1998	Consultant of WDR and Waddell & Reed (2001 to present); formerly, Director of WDR (until 2003)	None

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Vice President since 2006 Treasurer since 2006 Principal Accounting Officer since 2006 Principal Financial Officer since 2007	Vice President, Treasurer, Principal Accounting Officer of each of the funds in the Fund Complex (since 2006); Principal Financial Officer (since 2007); Assistant Treasurer (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003).	None
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 43	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (since 2006); Vice President of WRIMCO and IICO (since 2006); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005).	None
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Vice President since 2000 Assistant Secretary since 2006 Associate General Counsel since 2000	Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 41	Vice President since 2000 General Counsel since 2000 Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Chief Compliance Officer since 2004 Vice President since 2006	Vice President (2006 to present) and Chief Compliance Officer (2004 to present) for each of the Funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
Waddell & Reed Advisors Global Bond Fund
Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
Waddell & Reed Advisors Accumulative Fund
Waddell & Reed Advisors Core Investment Fund
Waddell & Reed Advisors Dividend Income Fund
Waddell & Reed Advisors New Concepts Fund
Waddell & Reed Advisors Small Cap Fund
Waddell & Reed Advisors Tax-Managed Equity Fund
Waddell & Reed Advisors Value Fund
Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
Waddell & Reed Advisors Bond Fund
Waddell & Reed Advisors Government Securities Fund
Waddell & Reed Advisors High Income Fund
Waddell & Reed Advisors Limited-Term Bond Fund
Waddell & Reed Advisors Municipal Bond Fund
Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
Waddell & Reed Advisors Cash Management

Specialty Funds
Waddell & Reed Advisors Asset Strategy Fund
Waddell & Reed Advisors Continental Income Fund
Waddell & Reed Advisors Energy Fund
Waddell & Reed Advisors Retirement Shares
Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.



www.waddell.com

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